Exhibit 12.1

Momenta Pharmaceuticals Inc.

Ratio of Earnings to Fixed Charges

	*** All data (except ratio) are in thousands.
	Year Ended December 31,
	2015	2014	2013	2012	2011

Net Income (Loss)	$(83,313)	(98,600)	(108,408)	(58,648)	180,356
Add: Fixed Charges	1,100	1,081	831	700	533
Net Income (Loss) As Adjusted	$(82,213)	(97,519)	(107,577)	(57,948)	180,889
Interest Expense	—	—	—	—	91
Rent Expense	10,997	10,813	8,305	6,995	4,418
Approximate Interest on Rent	1,100	1,081	831	700	442
Total Fixed Charge	$1,100	1,081	831	700	533

Ratio of Earnings to Fixed Charges	*	*	*	*	339	x

Deficiency of Earnings to Fixed Charges	$(83,313)	(98,600)	(108,408)	(58,648)	—

* Less than one to one coverage